SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

May 16, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Myung Kun Kim of Samsung Electronics IR Director at (822) 727-7466.

Thank you.

Very truly yours,


08002857

Thomas Kim

Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7408
Fax) 82-2-727-7286
Email) Thomas.y.kim@samsung.com


SAMSUNG

ELECTRONICS

May 14, 2008

Resignation of a Representative Director

Representative Director Jong-Yong Yun of Samsung Electronics resigned from the company on May 14, 2008.

Details

Representative Directors before resignation: Jong-Yong Yun, Yoon-Woo Lee, and Doh-Seok Choi

Representative Directors after resignation: Yoon-Woo Lee and Doh-Seok Choi


SAMSUNG

ELECTRONICS

Reception of a petition of appeal against Court Ruling on Samsung Motors Case

On May 16, 2008, Samsung Electronics and its affiliates received a petition of appeal from Seoul District Court that fourteen creditors' of Samsung Motors filed a lawsuit against Samsung Electronics and its affiliates for their failure to carry out the agreement with the creditors.

※ On February 26, 2008, Chairman Lee and 28 Samsung affiliates appealed against Seoul District Court ruling on Samsung Motors case of February 14, 2008.

※ Related public disclosures: Lawsuit against Samsung Electronics and its Affiliates Regarding Samsung Motors, December 22, 2005; Court Ruling on Lawsuit against Samsung Electronics and its affiliates, February 14, 2008;
Appeal against Court Ruling on Samsung Motors Case, February 26, 2008.

END